NO ACT

16

11-19-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 06 2012

Washington, DC 20549


12028290

December 6, 2012

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-6-12

Re: Pfizer Inc.
Incoming letter dated November 19, 2012

Dear Mr. Lepore:

This is in response to your letter dated November 19, 2012 concerning the shareholder proposal submitted to Pfizer by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated December 4, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 6, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated November 19, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting."

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 4, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Pfizer Inc. (PFE)
Written Consent
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the November 19, 2012 company request concerning this rule 14a-8 proposal.

The company brings up a number of points from other proposals but it does not show any example from this proposal of text that fits the company points. For instance this proposal does not:

Target two directors for removal
Say a director should have resigned
Say a director is not fit for reelection

The company does not discuss the possibility that proposal text could lead to the conclusion that certain directors are simply not doing their job as well as others or that there is room for improvement in their job performance.

Additional information will be provided addressing each of the three major points raised by the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Ray T. Chevedden

Matthew Lepore <Matthew.Lepore@pfizer.com>

[PFE: Rule 14a-8 Proposal, October 30, 2012, Revised November 15, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic received our 49% support in 2012 and would have probably received a majority vote depending on only one of two factors: Had our directors been neutral on this topic or had our directors been willing to make it as easy to vote for this proposal topic as to vote against it. It would take only one-click to vote against this proposal – but 20-clicks to vote in favor with our biased 2012 Internet voting system.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "D" continuously since 2010 with "High Governance Risk" and "High Concern" in Executive Pay – $25 million for our CEO Ian Read.

GMI was also concerned with the qualifications of our directors. Directors George Lorch, William Gray, Constance Horner and Anthony Burns each had 12 to 24 years long-tenure. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Plus Mr. Lorch was also our Lead Director which demands a higher level of independence. Mr. Gray, also on our nomination committee, was negatively flagged by GMI due to his involvement with the Visteon Corporation bankruptcy.

William Gray and Constance Horner had seats together on the Prudential Financial board. In a similar manner Suzanne Johnson and Don Cornwell had seats together on the American International Group board. GMI said such intra-board relationships that can compromise our directors' independence. Mr. Gray and Ms. Horner also had seats together on our nomination committee. Directors with such intra-board relationships even had 6 seats on our 3 most important board committees. James Kilts, on our executive pay committee, had seats on a total of 4 boards which could indicate over-extension.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

November 19, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2013 Annual Meeting
Omission of Shareholder Proposal of Ray T. Chevedden

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Ray T. Chevedden, as trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust ("Mr. R. Chevedden"), with John Chevedden ("Mr. J. Chevedden") and/or his designee authorized to act as Mr. R. Chevedden's proxy (Mr. R. Chevedden and Mr. J. Chevedden are referred to collectively as the "Proponent"), from the proxy materials to be distributed by Pfizer in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2013 proxy materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be false and materially misleading;
- Rule 14a-8(i)(8)(iii) because the Proposal questions the competence, business judgment and character of directors that Pfizer expects to nominate for reelection at the upcoming annual meeting of shareholders; and
- Rule 14a-8(i)(3) because the Proposal, in violation of Note (b) to Rule 14a-9, "impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

III. Background

Pfizer received the original Proposal, accompanied by a cover letter from the Proponent, by email on October 30, 2012. After confirming that Mr. R. Chevedden was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 1, 2012, Pfizer sent a letter to the Proponent requesting a written statement from the record owner of Mr. R. Chevedden's shares verifying that he had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of the date of submission of the shareholder proposal. On November 6, 2012, the Proponent sent Pfizer a letter from National Financial Services, LLC, dated November 6, 2012, verifying Mr. R. Chevedden's stock ownership as of such date. Pfizer received the revised Proposal, accompanied by a cover letter from the Proponent, by email on November 15, 2012. Copies of each of the original Proposal, cover letter, broker letter, revised Proposal and accompanying cover letter are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Impermissibly Vague and Indefinite and False and Materially Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff on numerous occasions has concurred with the exclusion of proposals that are sufficiently misleading where a company and its shareholders might interpret the proposal differently. In *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff permitted exclusion of a proposal where the "meaning and application of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations." The Staff further stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See also The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was not sufficiently defined and thus subject to multiple reasonable interpretations); *Alaska Air Group, Inc.* (Mar. 11, 2011) (same); *Bank of America Corp.* (Feb. 22, 2010) (permitting exclusion of a proposal calling for the creation of a board committee on "US Economic Security" where the proposal employed "vague and indefinite terms and phrases" that could have multiple meanings, leaving "unanswered questions for the proposed Board Committee, the Corporation and its stockholders").

Pfizer believes that the Proposal may be excluded because the Proposal, and in particular, the second sentence of the Proposal, is so inherently vague and indefinite that shareholders might interpret the Proposal differently. As a result, any action taken by Pfizer to implement the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. The second sentence of the Proposal reads: "This written consent includes all issues that shareholders may propose." Read literally, this sentence requires written consents to permit action on "all issues that shareholders may propose," even if such issues are not proper actions for shareholders to take. For example, "all issues that shareholders may propose" could be understood to include Rule 14a-8 proposals, even if such proposals are not proper under Rule 14a-8, or proposals relating to matters that are exclusively reserved for the board or require board approval. However, this reading would be inconsistent with Section 228(a) of the Delaware General Corporation Law, which limits action by written consent to actions required by Delaware law to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders. Accordingly, if Pfizer were to provide shareholders with the right to act by written consent, subject to the limitations described in Section 228(a), then such actions could be significantly different from what shareholders voting on the Proposal may have reasonably envisioned – that the Proposal provides for an unlimited right to act by written consent on "all issues that shareholders may propose."

In addition, the ambiguity of the second sentence is further complicated by the third sentence of the Proposal, which provides that "[t]his written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law." Here, while the reference to "applicable law" may have been intended to clarify the meaning or scope of the second sentence, it fails to describe such applicable law or the specific limitations on written consent and, as a result, fails to remedy the ambiguity created by the second sentence.[1] The Staff has permitted companies to exclude proposals where the proposal requires a specific action but the description or reference to that action is vague and indefinite. For example, in *PetSmart, Inc.* (Apr. 12, 2010), the Staff permitted the exclusion of a proposal requesting that the board require suppliers to ban the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," noting in particular that the proposal did not "sufficiently explain the meaning of 'the law' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions

---

[1] We note that the Staff has expressed the view in comment letters to companies that citations or references to "laws" in proxy statements and other filings must be defined or described in order to provide shareholders with more specific information about the substantive provisions of the referenced law. *See* Staff Comment Letter to Acadia Healthcare Co., Inc. (Aug. 10, 2011) (noting that the statement in Acadia's Form S-4 that the company's "amended and restated certificate of incorporation will provide that Acadia reserves the right to amend, alter, change or repeal any provision contained therein, in the manner now or hereafter prescribed therein and by the laws of the State of Delaware" was "vague" and requesting that the company revise the disclosure to explain what the company's certificate of incorporation and Delaware law prescribe regarding amendments to the certificate of incorporation); *see also* Staff Comment Letter to Fort Pitt Capital Funds (company response June 14, 2011) (requesting that the company revise its preliminary proxy statement to clarify what the company meant when using the phrase "as permitted by the 1940 Act" in explaining an investment policy); Staff Comment Letter to Occam Networks Inc. (June 22, 2006) (noting that the company made references in several places in its preliminary proxy statement to "the key provisions" of California corporate law and "'certain provisions' of the law that limit the effectiveness of supermajority voting provisions to two years" and requesting that "[w]here [the company] refer[s] to provisions of the California Corporations Code to which [the company is] subject and which relate to the proposal," the company should "eliminate these vague references and substitute them with specific references to the relevant sections of the code").

or measures the proposal requires." Similar to the deficiency in *PetSmart*, the reference to "applicable law" in the third sentence of the Proposal is insufficient to explain how "applicable law" limits written consent as defined in the Proposal.

The Proposal is also internally inconsistent to the extent that the second sentence provides for an absolute right to act by written consent, whereas the third sentence provides for a limited right to act by written consent. The Staff has allowed exclusion of proposals where internal inconsistencies render the proposal vague and indefinite. *See, e.g., Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal which included a specific requirement and general requirement regarding the size of compensation awards, which proved to be inconsistent with each other when the provided method of calculation resulted in awards exceeding the maximum limit). Similar to *Verizon*, the second sentence provides for a right that is inconsistent with the right provided in the third sentence, which therefore makes the Proposal inherently vague and indefinite.

Moreover, such inconsistencies make the Proposal susceptible to more than one reasonable interpretation. The Staff has consistently permitted companies to exclude proposals as vague and indefinite where the proposal is subject to multiple interpretations. In *R.R. Donnelley & Sons Co.* (Mar. 1, 2012), the Staff permitted exclusion of a special meeting proposal as vague and indefinite because the proposal, which requested that shareholders holding not less than 10% of the company's shares be given the right to call special meetings, also included a statement that the ownership threshold should be the "lowest percentage of outstanding common stock permitted by state law." Since there is no minimum percentage under Delaware law, the company observed that the proposal presented two inconsistent alternative requirements, either an ownership threshold of not less than 10% or the lowest ownership percentage permitted by law, e.g., less than 10%. Given such ambiguity, neither shareholders nor the company would be able to determine what actions or measures the proposal requires. *See also Newell Rubbermaid Inc.* (Feb. 21, 2012); *The Western Union Co.* (Feb. 21, 2012) (same); *Danaher Corp.* (Feb. 16, 2012) (same). Similarly, in *Bristol-Myers Squibb Co.* (Feb. 19, 2009), the proposal requested that the company amend governing documents to grant shareholders the right to call special meetings and further required that any "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The Staff concurred with the company's view that the proposal was vague and indefinite because it was drafted ambiguously such that it could be interpreted to require either: (i) a shareholder right to call special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board" or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board." *See also The Dow Chemical Co.* (Feb. 17, 2009) (same); *General Electric Co.* (Jan. 26, 2009) (same).

Because neither Pfizer nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted, the Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from Pfizer's 2013 proxy materials pursuant to Rule 14a-8(i)(3).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Business Judgment of Board Members Pfizer Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders.

Under Rule 14a-8(i)(8)(iii), a shareholder proposal may be excluded from a company's proxy materials if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors." In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to codify prior Staff interpretations and expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors." Exchange Act Release No. 34-62764 (Aug. 25, 2010) (the "2010 Release"). As explained in the 2010 Release, the amendment to Rule 14a-8(i)(8) "was not intended to change the [S]taff's prior interpretations or limit the application of the exclusion" but rather to "provide more clarity to companies and shareholders regarding the application of the exclusion." *See also* Exchange Act Release No. 34-56914 (Dec. 6, 2007) (noting that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-8(i)(8) if the proposal "could have the effect of ... questioning the competence or business judgment of one or more directors").

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the competence, business judgment or character of directors who will stand for reelection at an upcoming annual meeting of shareholders. See *Rite Aid Corp.* (Apr. 1, 2011) (permitting exclusion of a proposal that explicitly criticized the business judgment, competence and service of directors because the supporting statement "appear[ed] to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Marriott Int'l, Inc.* (Mar. 12, 2010) (permitting exclusion of a proposal that explicitly targeted two directors for removal from the board and questioned their suitability because the proposal "appear[ed] to question the business judgment of a board member whom Marriott expects to nominate for reelection at the upcoming annual meeting of shareholders"); *General Electric Co.* (Jan. 29, 2009) (permitting exclusion of a proposal that suggested that the named director was unsuitable for service on the board, should have resigned and that her continued presence "besmirched" the company because the supporting statement "appear[ed] to question the business judgment of a board member whom GE expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Brocade Communications Systems, Inc.* (Jan. 31, 2007) (permitting exclusion of a proposal stating that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election," as appearing to "question the business judgment of board members whom Brocade indicates will stand for reelection at the upcoming annual meeting of shareholders"); *Exxon Mobil Corp.* (Mar. 20, 2002) (permitting exclusion of a proposal that referred to the chief executive officer as causing "negative perceptions of the company" because it "appear[ed] to question the business judgment of

Exxon Mobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders"); *Black & Decker Corp.* (Jan. 21, 1997) (permitting exclusion of a proposal requesting that the board disqualify anyone who has served as chief executive officer from serving as chairman of the board because it "appear[ed] that the actions contemplated by the proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of the Company's chief executive officer who the Company indicates will stand for reelection at the upcoming annual meeting of shareholders").

The Proposal's supporting statement devotes two paragraphs to criticizing certain Pfizer directors who are expected to stand for reelection at the 2013 annual meeting of shareholders. Specifically, the supporting statement expresses concern over the qualifications of George Lorch, William Gray, Constance Horner and Anthony Burns, stating that their long tenure as directors "may compromise their independence and therefore hinder their ability to provide effective oversight." With respect to Mr. Gray, the supporting statement states that he was "negatively flagged by GMI due to his involvement with the Visteon Corporation bankruptcy," suggesting that he lacks the competence or business judgment to serve as a Pfizer director. In addition, the supporting statement refers to Mr. Gray's and Ms. Horner's membership on Prudential Financial's board and the membership of Suzanne Nora Johnson and Don Cornwell on American International Group's board as potentially "compromis[ing] our directors' independence." The supporting statement also refers to James Kilts' service on four boards as "indicat[ing] over-extension," suggesting a lack of competence to serve on Pfizer's board. These statements inappropriately call into question whether the directors are able to provide effective oversight and provide independent judgment in performing their duties and therefore questions the business judgment, competence and service of the named directors, who Pfizer expects will be nominated to stand for reelection at the 2013 annual meeting of shareholders.

Because the Proposal questions the competence and business judgment of directors Lorch, Gray, Horner, Burns, Nora Johnson, Cornwell and Kilts, the Proposal is excludable from the 2013 proxy materials pursuant to Rule 14a-8(i)(8)(iii).

VI. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal Makes Charges Regarding Improper or Illegal Conduct Without Factual Foundation in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. Note (b) to Rule 14a-9 provides that a statement that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct" without factual foundation are examples of the sorts of statements that may be misleading within the meaning of Rule 14a-9. The Staff has confirmed, in SLB 14B, that proposals that violate Note (b) to Rule 14a-9 may be excluded. *See, e.g., ConocoPhillips* (Mar. 13, 2012) (permitting exclusion of a proposal claiming violations of the Foreign Corrupt Practices Act, money laundering schemes and illegal payments and generally impugning the character and integrity of the company and its directors and management); *The Detroit Edison Co.* (Mar. 4, 1983) (permitting exclusion of a proposal that charged the company with unlawfully "influencing the political process" and engaging in "circumvention of regulation" and "corporate self-interest"); *Amoco Corp.* (Jan. 23, 1986) (permitting exclusion of certain portions of the proposal that claimed the company engaged in "anti-stockholder abuses").

The Proposal "makes charges concerning improper, illegal or immoral conduct" without factual foundation in violation of Note (b) to Rule 14a-9. The Proposal alleges that the written consent shareholder proposal which was voted on at the 2012 annual meeting would have likely received a majority vote "had [Pfizer's] directors been neutral on this topic or had [Pfizer's] directors been willing to make it easy to vote for this proposal topic as to vote against it." The Proposal further alleges that Pfizer's voting systems is "biased" with "only one-click to vote against this proposal – but 20-clicks to vote in favor." These statements attempt to portray Pfizer and its directors as having engaged in improper conduct to the detriment of shareholders and insinuates that they intentionally created a biased voting system that would require "20-clicks" to vote in favor of the proposal. The Proponent offers no factual foundation for this allegation and the statements are false and materially misleading.

Because the Proposal contains false and misleading statements in violation of Note (b) to Rule 14a-9, the Proposal is excludable from Pfizer's 2013 proxy materials pursuant to Rule 14a-8(i)(3).

VII. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures
cc: Ray T. Chevedden
John Chevedden

Exhibit A

Rav T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
Phone: 212 773-2323

Dear Mr. Read,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,





Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust *** FISMA & OMB Memorandum M-07-16 ***
Shareholder

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

[PFE: Rule 14a-8 Proposal, October 30, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic received our 49% support in 2012 and would have probably received a majority vote depending on only one of two factors: Had our directors been neutral on this topic or had our directors been willing to make it as easy to vote for this proposal topic as to vote against it. It would take only one-click to vote against this proposal – but 20-clicks to vote in favor with our biased 2012 Internet voting system.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "D" continuously since 2010 with "High Governance Risk" and "High Concern" in Executive Pay – $25 million for our CEO Ian Read.

GMI was also concerned with the qualifications of our directors. Directors George Lorch, William Gray, Constance Horner and Anthony Burns each had 12 to 24 years long- tenure. GMI said long-tenured directors can form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Plus Mr. Lorch was also our Lead Director which demands a higher level of independence. Mr. Gray, also on our nomination committee, was negatively flagged by GMI due to his involvement with the Visteon Corporation bankruptcy.

William Gray and Constance Horner had seats on the Prudential Financial board. Suzanne Johnson and Don Cornwell had seats on the American International Group board. GMI said this raised concerns about intra-board relationships that can compromise our directors' independence. Mr. Gray and Ms. Horner had seats on our nomination committee. Directors with such intra-board relationships had 6 seats on our 3 most important board committees. James Kilts, on our executive pay committee, had seats on a total of 4 boards which could indicate over-extension.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045



NATIONAL
FINANCIAL™

November 6, 2012

Ray T. Chevedden
Via facsimile *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Ray T. Chevedden and is intended to serve as confirmation of his share ownership in Ford Motor Company (F) and Pfizer, Inc. (PFE).

Please accept this letter as confirmation that according to our records Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 500 shares of Ford Motor Company (CUSIP: 345370860, trading symbol: F) and 200 shares of Pfizer, Inc. (CUSIP: 717081103, trading symbol: PFE) since October 15, 2011. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W833692-05NOV12

Rav T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ian C. Read
Chairman of the Board
Pfizer Inc. (PFE)
235 E. 42nd Street
New York NY 10017
Phone: 212 773-2323

REVISED NOV. 15, 2012

Dear Mr. Read,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10/18/2012

Ray T. Chevedden
Date

Ray T. Chevedden and Veronica G. Chevedden Family Trust *** FISMA & OMB Memorandum M-07-16 ***
Shareholder

cc: Matthew Lepore <Matthew.Lepore@pfizer.com>
Corporate Secretary
PH: 212-733-7513
FX: 212-573-1853
Suzanne Y. Rolon <Suzanne.Y.Rolon@Pfizer.com>
Director – Corporate Goverance
PH: 212-733-5356
FX: 212-573-1853

[PFE: Rule 14a-8 Proposal, October 30, 2012, Revised November 15, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

This proposal topic received our 49% support in 2012 and would have probably received a majority vote depending on only one of two factors: Had our directors been neutral on this topic or had our directors been willing to make it as easy to vote for this proposal topic as to vote against it. It would take only one-click to vote against this proposal – but 20-clicks to vote in favor with our biased 2012 Internet voting system.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "D" continuously since 2010 with "High Governance Risk" and "High Concern" in Executive Pay – $25 million for our CEO Ian Read.

GMI was also concerned with the qualifications of our directors. Directors George Lorch, William Gray, Constance Horner and Anthony Burns each had 12 to 24 years long-tenure. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Plus Mr. Lorch was also our Lead Director which demands a higher level of independence. Mr. Gray, also on our nomination committee, was negatively flagged by GMI due to his involvement with the Visteon Corporation bankruptcy.

William Gray and Constance Horner had seats together on the Prudential Financial board. In a similar manner Suzanne Johnson and Don Cornwell had seats together on the American International Group board. GMI said such intra-board relationships that can compromise our directors' independence. Mr. Gray and Ms. Horner also had seats together on our nomination committee. Directors with such intra-board relationships even had 6 seats on our 3 most important board committees. James Kilts, on our executive pay committee, had seats on a total of 4 boards which could indicate over-extension.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***